

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

Jane Hunter
Chief Executive Officer
Tritium DCFC Ltd
48 Miller Street
Murarrie, QLD 4172
Australia

   Re: Tritium DCFC Ltd
    Registration Statement on Form F-3
    Filed March 10, 2023
    File No. 333-270436

Dear Jane Hunter:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Christopher Lueking